[MILLER & MARTIN PLLC LETTERHEAD]
June 30, 2006
Via EDGAR
Ms. Kate McHale
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Mountain Valley Bancshares, Inc. - Registration Statement on Form SB-2 filed 5/11/06 (File No. 333-134006)
Dear Ms. McHale:
     Today we have filed via EDGAR pre-effective amendment no. 1 to the captioned registration statement. In addition to edits made in your response to your June 6, 2006 letter, we have also made a few other miscellaneous edits.
     With respect to the staff’s June 6, 2006 letter, we have made the following revisions. For your convenience, we have restated your comment with the answer following the comment.
Risk Factors
1.	Please include a risk factor on losses in recent periods.

Answer:	We have added a risk factor discussing the company’s losses in its first two years.
Our directors and executive officers own a significant amount of our common stock, page 5
2.	Please give the percentage of stock officers and directors will own subsequent to this offering if all shares are sold.

Answer:	We have added both the number of shares and the percentage of stock officers and directors would own after the offering if all the shares are sold.
We are subject to significant government regulations, page 5
3.	Please include any federal securities regulations to which you will be subject following the completion of this offering.

Answer:	We have revised this risk factor to discuss federal securities regulations that the company will be subject to, with a special emphasis on the internal control assessment requirements under Section 404 of the Sarbanes-Oxley Act of 2002.
Purchases by Directors and Officers, page 6

Ms. Kate McHale
US Securities and Exchange Commission
June 30, 2006

4.	Please disclose, if true, that these purchases are for investment purposes.

Answer:	We have revised the prospectus to disclose that the directors and officers have represented to the company that the purchases will be for investment intent.
Dilution, page 9
5.	Please quantify the amount of the dilution if the options and warrants are exercised.

Answer:	We have expanded the chart to show the dilution effect of the offering assuming all outstanding warrants and options were exercised.
Management’s Discussion and Analysis
Loan Portfolio, page 15
6.	Please further define “real estate — other” in the “Types of loans” and “Allowance for loan losses” sections; we note the absence of your residential real estate loans.

Answer:	We have added a footnote to the table under the “Types of loans” section that further defined real estate — other loans. These loans consist primarily of commercial real estate loans and equity lines secured by real estate.
Nonaccrual, Past Due and Restructured Loans, page 16
7.	We note your disclosure of loans for which the terms were renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. Please revise to describe the nature of the changes in the terms or any settlement.

Answer:	We have expanded the disclosure to discuss the circumstances surrounding this loan. As noted, it was placed on an interest-only basis because of the borrower’s weakened financial condition and was subsequently paid off in full during 2006 with no loss to the bank.
Business, Types of Loans, page 22
8.	We note your representation that you will “generally lend up to a maximum of 80% loan to value” and “[commercial and industrial loans] will usually be collateralized;” please revise your disclosure in this section to include the percentages of loans that do not conform to these statements or are anomalies to your general underwriting practices.

Answer:	We have revised the disclosure regarding commercial real estate loans to state that the bank will lend up to 85% loan to value. With this revision we removed the “generally” caveat. With respect to the statement about collateral for commercial loans, we have added a new subsection following “Types of loans” that discusses

Ms. Kate McHale
US Securities and Exchange Commission
June 30, 2006

unsecured loans. The bank has unsecured loans in both the commercial loan and consumer loan categories. Therefore, we felt that it would be appropriate to discuss unsecured loans in a separate section rather than to place this disclosure under either the discussion of commercial loans or the discussion of consumer loans.
Construction and Development Loans, page 22
9.	Please elaborate on the loan policy limits on speculative lending by borrower and by real estate project.

Answer:	We have expanded our discussion to elaborate on the loan policy for speculative lending. We have also disclosed that this type of lending represents less than 10% of the bank’s construction and development loans.
Certain Transactions, page 38
10.	Please clarify your disclosure regarding total loans outstanding to officers and directors; we note the figures $3,411,000 million.

Answer:	We have deleted the word “million”, which was inadvertently included in the disclosure.
Financial Statements, page F-2
11.	Please note the updating requirements of Item 310(g) of Regulation S-B.

Answer:	Updated financials, including an update to the MD&A section covering the first quarter of 2006 have been added.
Note 3 — Loans, Page F-16
12.	We note your disclosure on page 16 of loans for which the terms were renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. We further note your disclosure on page F-16 that there were no loans identified as impaired under SFAS 114 at December 31, 2005 or 2004. Please revise to explain how you accounted for the troubled debt restructuring, your basis for that treatment, and why you do not consider these to be impaired loans.

Answer:	Please see the response to comment 7 above and the disclosures made in the prospectus. Subsequent to the renegotiation, the loan was evaluated under SFAS 114 for impairment. The collateral on the loan was considered sufficient. Therefore, the company concluded that it was not an impaired loan. Given the circumstances surrounding the loan, including the fact that it has been fully paid, we do not believe that further disclosure in the footnotes is helpful to an investor.

Ms. Kate McHale
US Securities and Exchange Commission
June 30, 2006

Exhibit 5.1
13.	Please revise your opinion to provide that the shares, when sold, will be “non-assessable.”

Answer:	We have revised the opinion to make the requested disclosure and attached the revised opinion as exhibit 5 to the first amendment.
Exhibit 10.2
14.	Please file the current warrant agreement. The one you have filed represents warrants issued by the bank and exercisable at $10.00 per share, rather than $8.00.

Answer:	A new version of the warrant agreement is attached as exhibit 10.2. This version shows the exercise price as $8.00 per share with a footnote explaining that the original $10.00 exercise price was automatically adjusted to $8.00 in connection with the December 2005 stock split.
Exhibit 23.1
15.	Please provide an updated consent from your independent accountant in your next pre-effective amendment.

Answer:	We have provided an updated consent from the independent accountant.
     Please feel free to call me at (404) 962-6442 if you have any questions regarding the amended Form SB-2 or the responses contained in this letter. Again, we look forward to working with you during the review process.
Sincerely,
Miller & Martin PLLC
/s/ Michael P. Marshall, Jr.
Michael P. Marshall, Jr.
MPM:eh
Enclosures
cc:     Mr. Marc J. Greene